FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        April, 2005

Commission File Number:      0-30456

CHARTWELL TECHNOLOGY INC.
(Translation of registrant’s name into English)

Suite 400, 750 – 11th Street SW Calgary, Alberta Canada T2P 3N7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 21, 2005	signed “Don Gleason” Don Gleason, CFO

EXHIBIT INDEX

1	Press Release dated April 7, 2005

2	Press Release dated April 25, 2005

EXHIBIT 1

C  h  a  r  t  w  e  l  l     T  e  c  h  n  o  l  o  g   y    Inc.

PRESS RELEASE

Chartwell Welcomes UK Legislation to Regulate Internet Gaming

Chartwell Technology Inc.	TSX:CWH

Calgary, Canada, April 7, 2005, Chartwell Technology Inc. (TSX:CWH), a leading provider of gaming software systems to the online and remote gaming industry is pleased to report the passage of legislation (the Gaming Bill) in the United Kingdom that will introduce regulated online gambling.

“This is an historic development for the online gaming sector,” said Lee Richardson, Chief Executive, Chartwell Games Corp. “The United Kingdom is the first G-7 nation to establish a framework of regulation that provides industry standards aimed at providing a safe, secure and regulated environment for players.” He continued, “We also think that this important legislation, the Gaming Bill, expected to become operational in the UK during 2006, may provide the necessary impetus for similar regulatory advancements in other jurisdictions, including elsewhere in Europe.”

In anticipation of the UK regulatory changes Chartwell has invested significantly in Europe with the opening of its Chartwell Games Head Office in London as announced in the second quarter of 2004 and the development of responsible gaming functionality and certification capabilities for it software systems. Chartwell’s team of professionals with extensive European experience in the online gaming industry remain focused on the further deployment of Chartwell’s gaming systems including Casino Games, Community Based Multi-Player Poker and Bingo Games, Mobile, Lottery, and Kiosk based solutions.

According to industry reports published by Informa Media Group and Merrill Lynch, electronic gambling revenues are expected to exceed $14 Billion by the end of 2006 with Europe accounting for over $7.5 Billion of the total. These figures do not reflect the impact that regulation could have on the industry nor does it take into account the potential for other nations to implement similar regulatory environments following the developments that have occurred in the UK.

About Chartwell

Chartwell Technology Inc. specializes in the development of leading edge gaming applications and entertainment content for the Internet and wireless platforms and other remote access devices. Chartwell’s Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell’s team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

Chartwell invites you to preview and play our games at www.chartwelltechnology.com

For further information, please contact Chartwell Technology Inc.

Chartwell Games Corp. Lee Richardson, Chief Executive	Chartwell Technology Inc. David Bajwa, Investor Relations
+44 20 8610 6671	(877) 669-4180 or (604) 669-4180
lrichardson@chartwellgames.com	info@chartwelltechnology.com

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other risks detailed from time to time in Chartwell’s filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.

EXHIBIT 2

C  h  a  r  t  w  e  l  l     T  e  c  h  n  o  l  o  g   y    Inc.

Bingo.com, Ltd.

Chartwell Teams with Bingo.com to Offer Cash Bingo

Calgary, Canada, April 25, 2005, Chartwell Technology Inc. (TSX:CWH), a leading provider of gaming software systems to the online and remote gaming industry, and Bingo.com, Ltd. (OTCBB:BNGOF), operator of the Internet’s pre-eminent bingo portal, are pleased to announce that Chartwell has been selected as Bingo.com’s official supplier of its cash gaming system.

Bingo.com is one of the world’s largest online bingo destinations, with a player base of over one million registered players. Through its player acquisition strategy and unique brand identity Bingo.com attracts over 30,000 visitors each day, averages over 800 new player signups per day and has served up over four billion Bingo cards to date on a play for fun basis. Due to the recent positive regulatory movements (UK Gambling Bill), Bingo.com has decided to take advantage of its brand and dominant position in the free online bingo industry to diversify its business model and enter the play for cash bingo market. Under the terms of the license agreement, Chartwell will provide Bingo.com with its gaming system, offering players the experience of flash based 75 and 90 ball bingo games, complete with chat features and the opportunity to play Chartwell’s full suite of soft games which are offered as side games or intermission entertainment.

“We are delighted to have been selected as the software provider to one of the world’s largest online bingo companies”, states Darold Parken, President and CEO of Chartwell. “Community based gaming has become one of the fastest growing segments of the gaming industry and the launch of Bingo.com’s play for cash offering gives Chartwell a strong industry partner and represents a significant step towards positioning the Company as the leading bingo software provider to this exciting gaming market segment.”

“We are excited to be working with the Chartwell team”, comments Tarrnie Williams, CEO of Bingo.com. “Collaborating with Chartwell will ensure a smooth transition into the cash bingo business and position us to take advantage of our strong market position. Chartwell was our preferred supplier for the cash bingo gaming system because of their reputation in the industry, their adherence to auditable gaming systems and their commitment to quality software development.”

While still in its infancy, online bingo has already attracted more than five million players with a demographic profile that differs significantly from that of online casino and poker players. This suggests that bingo will make a significant contribution to the growth of the online gaming industry, expected to generate revenue exceeding $18 billion by 2010, according to Christiansen Capital Advisors. The growth of online gaming as a whole has the opportunity to significantly exceed published forecasts. Regulation in the United Kingdom and other nations adopting similar online gaming policies are expected to facilitate this growth.

About Bingo.com

Bingo.com operates the popular web portal www.bingo.com, offering free games including multiplayer bingo, video poker, sweepstakes, slot machines, and more. With over 1,200,000 registered users and more than 800 new users everyday, www.bingo.com is one of the most recognized and most visited Bingo entertainment destinations on the web.

About Chartwell

Chartwell Technology Inc. specializes in the development of leading-edge gaming applications and entertainment content for the Internet and wireless platforms and other remote access devices. Chartwell’s Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell’s team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

For further information, please contact:

Chartwell Games Corp. Lee Richardson, Chief Executive	Chartwell Technology Inc. David Bajwa, Investor Relations
+44 20 8610 6671	(877) 669-4180 or (604) 669-4180
lrichardson@chartwellgames.com	info@chartwelltechnology.com

Bingo.com, Ltd Tarrnie Williams	Bingo.com, Ltd Henry Bromley
+44 20 7588 0513	(604) 694-0300
ir@bingo.com	ir@bingo.com

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other risks detailed from time to time in Chartwell’s filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.